EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Oilgear Company:
We consent to incorporation by reference in the registration statements (No. 33-67672 and No. 33-59033) on Form S-8 of The Oilgear Company of our report dated June 28, 2006, with respect to the statements of net assets available for benefits of The Oilgear Savings Plus Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended; and Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2005, which report appears in the December 31, 2005, annual report on Form 11-K of The Oilgear Savings Plus Plan.

/s/ KPMG LLP Milwaukee, Wisconsin
June 28, 2006